DOCEBO INC.
(the “Company”)
Annual General Meeting of Shareholders Held on June 11, 2024
REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters decided at the 2024 Annual General Meeting of Shareholders of the Company held virtually on June 11, 2024. All matters voted upon at the Annual General Meeting of Shareholders of the Company were voted upon by proxy or virtually at the meeting. Full details of the matters are set out in the Company’s management information circular dated April 8, 2024, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

1.ELECTION OF DIRECTORS
Each of the following individuals were elected as directors of the Company for a term expiring at the conclusion of the next annual meeting of shareholders of the Company, or until their successors are elected or appointed. The voting results were as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Jason Chapnik	22,994,295	93.222%	1,671,902	6.778%
James Merkur	24,605,334	99.753%	60,863	0.247%
Kristin Halpin Perry	24,542,260	99.498%	123,937	0.502%
Steven E. Spooner	24,523,722	99.422%	142,475	0.578%
William Anderson	24,617,009	99.801%	49,188	0.199%
Trisha Price	24,641,335	99.899%	24,862	0.101%

2.APPOINTMENT OF AUDITOR

KPMG LLP was appointed as the auditor of the Company until the next annual meeting of the shareholders of the Company or until its successor is appointed and the directors of the Company were authorized to fix the remuneration of such auditor. The voting results were as follows:

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
25,313,500	99.803%	49,909	0.197%

Dated this 11th day of June, 2024.

DOCEBO INC.
By:    /s/Sukaran Mehta
Name: Sukaran Mehta
Title: Chief Financial Officer